_____________________________________________________________________________

securities and exchange commission

Washington, D.C. 20549

__________________________

FORM T-1

Statement of Eligibility Under

The Trust Indenture Act of 1939 of a

Corporation Designated to Act as Trustee

Check if an Application to Determine Eligibility of

a Trustee Pursuant to Section 305(b)(2) ☒

_______________________________________________________

U.S. BANK NATIONAL ASSOCIATION

(Exact name of Trustee as specified in its charter)

31-0841368

I.R.S. Employer Identification No.

800 Nicollet Mall Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

Patricia M. Child

U.S. Bank National Association

190 South LaSalle Street

Chicago, Illinois 60603

(312) 332-7494

(Name, address and telephone number of agent for service)

Honda Auto Receivables 2012-3 Owner Trust

(Issuer with respect to the Securities)

(Exact Name of Obligor as specified in its charter)

American honda receivables llc

(Depositor of the Trust)

(Exact Name of Registrant as specified in its charter)

Delaware	80-0695898
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20800 Madrona Ave Torrance, California	90503
(Address of Principal Executive Offices)	(Zip Code)

Asset Backed Notes, Series 2012-3

(Title of the Indenture Securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

	a)	Name and address of each examining or supervising authority to which it is subject.
Comptroller of the Currency
Washington, D.C.

	b)	Whether it is authorized to exercise corporate trust powers.
Yes

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Not Applicable

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.	A copy of the Articles of Association of the Trustee.*

2.	A copy of the certificate of authority of the Trustee to commence business, attached as Exhibit 2.

3.	A copy of the certificate of authority of the Trustee to exercise corporate trust powers, attached as Exhibit 3.

4.	A copy of the existing bylaws of the Trustee.**

5.	A copy of each Indenture referred to in Item 4. Not applicable.

6.	The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939, attached as Exhibit 6.

7.	Report of Condition of the Trustee as of March 31, 2012 published pursuant to law or the requirements of its supervising or examining authority, attached as Exhibit 7.

8.	Not Applicable

9.	Not Applicable

* Incorporated by reference to Exhibit 25.1 to Amendment No. 2 to registration statement on S-4, Registration Number 333-128217 filed on November 15, 2005.
** Incorporated by reference to Exhibit 25.1 to registration statement on S-4, Registration Number 333-166527 filed on May 5, 2010.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, U.S. BANK NATIONAL ASSOCIATION, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois on the 13th of July, 2012.

By:	/s/ Patricia M. Child
Patricia M. Child
Vice President

Exhibit 2

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF CORPORATE EXISTENCE

I, Thomas J. Curry, Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq, as amended, and 12 USC 1, et seq, as amended, has possession, custody, and control of all records pertaining to the chartering, regulation, and supervision of all national banking associations.

2. "U.S. Bank National Association," Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.

IN TESTIMONY WHEREOF, today, May 9, 2012, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the U.S. Department of the Treasury, in the City of Washington, District of Columbia.

Comptroller of the Currency

Exhibit 3

Comptroller of the Currency
Administrator of National Banks

Washington, DC 20219

CERTIFICATE OF FIDUCIARY POWERS

I, John Walsh, Acting Comptroller of the Currency, do hereby certify that:

1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq., as amended, 12 U.S.C. 1, et seq., as amended, has possession, custody and control of all records pertaining to the chartering, regulation and supervision of all National Banking Associations.

2. "U.S. Bank National Association," Cincinnati, Ohio, (Charter No. 24), was granted, under the hand and seal of the Comptroller, the right to act in all fiduciary capacities authorized under the provisions of the Act of Congress approved September 28, 1962, 76 Stat.668, 12 U.S.C. 92 a, and that the authority so granted remains in full force and effect on the date of this Certificate.

IN TESTIMONY WHERE OF, I have hereunto subscribed my name and caused my seal of office to be affixed to these presents at the Treasury Department, in the City of Washington and District of Columbia, this September 9, 2010.

John Walsh

Acting Comptroller of the Currency

Exhibit 6

CONSENT

In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: July 13, 2012

By:	/s/ Patricia M. Child_________
Patricia M. Child
Vice President

Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2012

($000’s)

3/31/2012

Assets
Cash and Balances Due From Depository Institutions	$9,560,436
Securities	72,930,403
Federal Funds	33,777
Loans & Lease Financing Receivables	204,146,986
Fixed Assets	5,372,613
Intangible Assets	12,620,805
Other Assets	25,562,406
Total Assets	$330,227,426

Liabilities
Deposits	$238,678,346
Fed Funds	6,937,931
Treasury Demand Notes	0
Trading Liabilities	349,463
Other Borrowed Money	31,722,312
Acceptances	0
Subordinated Notes and Debentures	5,929,362
Other Liabilities	10,661,152
Total Liabilities	$294,278,566

Equity
Minority Interest in Subsidiaries	$1,947,357
Common and Preferred Stock	18,200
Surplus	14,133,323
Undivided Profits	18,849,980
Total Equity Capital	$35,948,860

Total Liabilities and Equity Capital	$330,227,426